UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, March 2023

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on May 27, 2022, Guardforce AI Co., Limited (the “Company”) received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq rules for continued listing on the Nasdaq, and the Company was provided 180 calendar days, or until November 23, 2022, to regain compliance. On November 28, 2022, the Company received a written notification from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until May 22, 2023, to regain compliance.

On February 28, 2023, the Company received written notice from the Listing Qualifications Staff of Nasdaq notifying the Company that, for more than the last ten (10) consecutive business days, from February 13, 2023, through February 28, 2023, the closing bid price of the Company’s ordinary share was $1.00 per share or greater. Accordingly, the written notice stated that the Company has regained compliance with the minimum bid price listing requirement set forth under the Rule.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2023	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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